SECURITIES
V

14041658

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

DEC 01 2014

SEC FILE NUMBER
8-51269

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INTL FCStone Securities Inc (CRD # 45993)**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

329 Park Avenue North
(No. and Street)

Winter Park, Florida 32789
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nat Minucci – Chief Financial Officer 212-485-3512
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 WALNUT STREET KANSAS CITY MISSOURI 64106
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nat Minucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTL FCStone Securities Inc, as of SEPTEMBER 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

MARIA A CORREA
MY COMMISSION #FF091376
EXPIRES March 10, 2018
(407) 398-0153 FloridaNotaryService.com

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
INTL FCStone Securities Inc.:

We have audited the accompanying statement of financial condition of INTL FCStone Securities Inc. (the Company) as of September 30, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of September 30, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 26, 2014

INTL FCSTONE SECURITIES INC.

Statement of Financial Condition

September 30, 2014

Assets

Cash and cash equivalents	$ 18,367,466
Securities owned, at fair value	116,514,432
Receivable from customers, net	306,057
Deposits with clearing organizations	750,006
Deferred tax asset, net	392,956
Note receivable from customer, at fair value	145,340
Prepaid expenses and other assets	253,042
Receivable from affiliated companies	28,412
Goodwill and intangible assets, net	5,111,750
Total assets	$ 141,869,461

Liabilities and Stockholder's Equity

Liabilities:	
Securities sold, not yet purchased, at fair value	$ 102,978,389
Clearing fees payable to clearing organizations	6,868,107
Accrued employee compensation	1,161,937
Accounts payable and accrued expenses	1,747,651
Deferred revenues	467,250
Income taxes payable to Parent	677,676
Payable to affiliated companies	4,264,306
	118,165,316
Subordinated note payable to Parent	3,000,000
Total liabilities	121,165,316
Commitments and contingent liabilities (see Note 9)	
Stockholder's equity:	
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	10,979,671
Retained earnings	9,724,464
Total stockholder's equity	20,704,145
Total liabilities and stockholder's equity	$ 141,869,461

See accompanying notes to statement of financial condition.

Note 1 – Nature of Operations

INTL FCStone Securities Inc. (the Company or INTL Securities), formerly known as INTL Trading, Inc. is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly owned subsidiary of INTL FCStone Inc. (the Parent). On November 1, 2001, the Company began making markets in international equities and American Depository Receipts (ADRs). In January 2003, the Company began trading international bonds and fixed income securities. The Company also engages in corporate debt origination, structuring, and distribution and provides global brokerage services to institutions and individual investors, including hedge funds, pension funds, broker-dealers and banks located in Latin America, Caribbean, North America and Europe. In May, 2014 the Company began underwriting and trading in municipal securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA), an entity created through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is also a member of the Municipal Securities Rulemaking Board (MSRB). The Company clears its securities transactions through both Pershing LLC, a BNY Mellon company (Pershing), and Broadcort, a division of Merrill Lynch, Pierce, Fenner & Smith, Inc. (Broadcort) on a fully disclosed basis.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. The most significant of these estimates and assumptions relate to fair value measurements for financial instruments and investments, the provision for probable losses from bad debts, valuation of goodwill and intangible assets, incomes taxes and contingencies. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. The Company reviews all significant estimates affecting the statement of financial condition on a recurring basis and records the effect of any necessary adjustments prior to their issuance. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Foreign Currency Translation

The value of foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on September 30, 2014. For foreign currency transactions completed during the fiscal year, the Company utilizes the foreign exchange rate in effect at the time of the transaction. Foreign currency gains and losses are included in net dealer inventory and investment gains.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash with clearing organizations, foreign currency, and money market funds and is stated at cost, which approximates fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand. The Company is subject to concentration of credit risk as a substantial portion of its cash and cash equivalents are maintained at a single financial institution.

Receivable from Customers, net

Receivable from customers, net of the allowance for doubtful accounts of $460,000 as of September 30, 2014, include amounts due for investment banking advisory fees and other services provided to the Company's clients. The future collectability of the receivable from customers can be impacted by the Company's collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company evaluates accounts that it believes may become uncollectible on a specific identification basis, through reviewing the historical aging of the receivables, and by monitoring the financial strength of its customers. The Company generally charges off an outstanding receivable balance when all economically sensible means of recovery have been exhausted.

Financial Instruments

As of September 30, 2014, the carrying value of the Company's financial instruments including cash and cash equivalents, receivables, and accrued expenses approximate their fair values, based on the short-term maturities of these instruments and market interest rates. Additionally, the carrying values of securities owned and any securities and foreign currency sold, not yet purchased, are stated at their fair values at September 30, 2014 as they are based on quoted market prices.

Valuation of Investments

The Company has adopted the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

The Company maintains its investments in securities at fair value. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Goodwill and Identifiable Intangible Assets

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with the Intangibles – Goodwill and Other Topic of the ASC, goodwill is tested for impairment on an annual basis at the fiscal year-end, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. No impairment of goodwill has been identified as of September 30, 2014.

Identifiable intangible assets subject to amortization are amortized using the straight-line method over their estimated period of benefit, currently ten years. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with the Intangibles – Goodwill and Other Topic of the ASC. Residual value is presumed to be zero.

Business Combinations

Acquisitions by the Company are accounted for as business combinations in accordance with the provisions of the Business Combinations Topic of the ASC. Under this accounting guidance most of the assets and liabilities acquired and assumed are measured at fair value as of the acquisition date. Certain contingent liabilities acquired require remeasurement at fair value in each subsequent reporting period. Acquisition related costs, such as fees for attorneys, accountants, and investment bankers, are expensed as incurred and are not capitalized as part of the purchase price. Determining the fair value of certain assets and liabilities acquired is subjective in nature and often involves the use of significant estimates and assumptions. Estimating the fair value of the assets and liabilities acquired requires significant judgment.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of its Parent. Income taxes are allocated to the Company using the pro-rata method.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not of being sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2014. No amounts have been accrued for the payment of interest and penalties at September 30, 2014.

Note 3 – Assets and Liabilities, at Fair Value

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC Topic 820.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

The following table presents information about the Company's assets and liabilities measured at fair value as of September 30, 2014:

	Level 1	Level 2	Level 3	Total
ASSETS:				
U.S. Preferred stock	$ 1,181,147	$ 999	$ —	$ 1,182,146
Common stock and American Depository Receipts	65,663,551	15,004,472	—	80,668,023
Foreign ordinary stock	27,250,855	—	—	27,250,855
Debt instruments	392,237	316,677	—	708,914
Municipal bonds	6,704,494	—	—	6,704,494
Securities owned	101,192,284	15,322,148	—	116,514,432
Note receivable from customer	—	—	145,340	145,340
TOTAL ASSETS AT FAIR VALUE	$ 101,192,284	$ 15,322,148	$ 145,340	$ 116,659,772
LIABILITIES:				
U.S. Preferred stock	$ 452,753	$ —	$ —	$ 452,753
Common stock and American Depository Receipts	92,344,230	2,598,635	—	94,942,865
Foreign ordinary stock	5,839,491	—	—	5,839,491
Municipal bonds	1,743,280	—	—	1,743,280
Securities sold, not yet purchased	100,379,754	2,598,635	—	102,978,389
TOTAL LIABILITIES AT FAIR VALUE	$ 100,379,754	$ 2,598,635	$ —	$ 102,978,389

All common stock and American Depository Receipts represent equities of foreign entities denominated in U.S. dollars. Foreign ordinary stock represents foreign equities denominated in foreign currency translated to U.S. dollars.

Note 4 – Financial Instruments with Off-Balance Sheet Risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at September 30, 2014 at the fair values of the related securities of $102,978,389. The Company will incur losses if the fair values of the securities increase subsequent to September 30, 2014.

Note 5 – Goodwill and Intangible Assets, net

The gross and net carrying values of goodwill and intangible assets as of September 30, 2014, by major intangible asset class are as follows:

	Gross Amount	Accumulated Amortization	Net Amount
Goodwill	$ 2,810,000		$ 2,810,000
Intangible assets subject to amortization:			
Customer list	2,790,000	(488,250)	2,301,750
	$ 5,600,000	$ (488,250)	$ 5,111,750

As of September 30, 2014, the estimated future amortization expense was as follows:

Fiscal 2015	$ 279,000
Fiscal 2016	279,000
Fiscal 2017	279,000
Fiscal 2018	279,000
Fiscal 2019 and thereafter	1,185,750
	$ 2,301,750

Note 6 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at September 30, 2014 are as follows:

Deferred tax assets:	
Amortization	$ 172,609
Bad debt reserve	179,538
Accrued expenses	18,433
Accrued compensation	33,707
Other	624
Total deferred tax assets	404,911
Deferred tax liabilities:	
Prepaid expenses	(11,955)
Total deferred tax liabilities	(11,955)
Deferred tax asset, net	$ 392,956

Based on the level of historical taxable income and projections for future taxable income from tax planning strategies of the Parent, management believes it is more likely than not that deferred tax assets will be realized.

The Company has open tax years ranging from September 30, 2008 through September 30, 2014 with various taxing authorities.

Note 7 – Related-Party Transactions

The Company had borrowings under a subordinated note agreement with the Parent totaling $3,000,000 as of September 30, 2014, which carries an interest rate of 0.25%, a minimum term of one year, and a maturity date of August 28, 2015. This subordinated liability is available in computing net capital under the SEC's uniform net capital rule. If, and to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Parent holds the operating assets and liabilities for the Company's debt origination business, and transfers the net revenues from these activities to the Company on a monthly basis. As of September 30, 2014, there were notes receivable of $33,841,648, loans payable under participation agreements of $25,799,536, along with the related accrued interest receivable of $569,532 and accrued interest payable of $223,629, and $912,103 of deferred revenues, net of costs recorded on the books of the Parent.

Costs are incurred with the Parent under a cost-sharing agreement, including payroll for all employees, and are reimbursed on a current basis. An affiliated company owns the physical assets that the Company uses in its day-to-day activities. As of September 30, 2014, there was $4,264,306 in amounts payable to affiliated companies. There can be no assurances that such transactions would have occurred under the same terms and conditions with an unrelated party.

In addition, the Company pays certain expenses on behalf of its affiliates, which are reimbursed on a current basis. As of September 30, 2014, there was $28,412 in amounts receivable outstanding from affiliates.

Note 8 – Commitments and Contingencies

The Company clears most of its securities transactions through Broadcort under a clearing agreement (the Broadcort Agreement) that was renewed with modified terms on September 29, 2014. The Broadcort Agreement is automatically renewed for additional one-year terms. If the Company terminates the Broadcort Agreement before the conclusion of the current term or any automatic renewal term, the Company will immediately owe Broadcort the sum of all continuing minimum payments (currently $25,000 per month) through the end of the current term or automatic renewal term at the time of termination.

The Company also clears some of its securities transactions through Pershing under a clearing agreement (the Pershing Agreement) dated October 26, 2012, which may be terminated by either party without cause with 180 days notice. If the Company terminates the Pershing Agreement without cause, or if Pershing terminates the Pershing Agreement for cause, as specified within the agreement, the Company shall be liable for a termination fee of $750,000 within the first year of service, $500,000 within the second year of service, and $250,000 within the third year of service.

The Company, as part of its municipal bond underwriting activities, routinely enters into short-term commitments to originate municipal bonds. Most of the bonds will be sold to third parties upon closing. For those bonds, the Company enters into firm forward sales commitments at the same time the commitments to originate are finalized. At September 30, 2014, the Company had $2,750,000 of firm commitments outstanding. These commitments were ultimately closed without any significant impact to the Company.

On September 20, 2013, the Parent entered into an agreement with a syndicate of banks, for a Revolving Credit Facility committed until September 20, 2016. This Revolving Credit Facility entitles the Parent to borrow up to $140 million, subject to certain conditions. The loan proceeds are used to finance the working capital needs of the Parent and certain subsidiaries. At September 30, 2014, the outstanding balance on this facility was $15,000,000. The Company has executed a limited guaranty in favor of the syndicate of lenders. The total amount of the guarantee includes a Base Guarantee of $1,500,000 plus an Additional Guarantee equal to the excess net capital existing at any time less the sum of (i) the difference between $5,000,000 and the Company's net capital requirement, provided this amount is positive; and (ii) the Base Guarantee amount. This contingent commitment at September 30, 2014 is equal to $5,134,238, including $1,500,000 in Base Guarantee plus $3,634,238 Additional Guarantee.

The Parent has assumed the contingent liability relating to the December 2012 acquisition of the institutional accounts of Tradewire Securities, LLC, which may result in the payment of additional purchase price consideration, see Note 13 for discussion of the acquisition. The acquisition date fair value of additional consideration was estimated to be $5,600,000. The present value of the estimated total purchase price, including contingent consideration, is $3,300,000 of which approximately $1,800,000 remains outstanding and is included as a liability on the Parent's books. The contingent liability recorded represents contingent payments equal to 50% of the adjusted earnings before interest and taxes of the business of the acquired institutional accounts and additional business activity derived from the business for the forty-two month period ending June 30, 2016, with a discount rate being applied to those future payments. The Parent expects to make annual cash payments related to this contingent liability within 30 days of

each calendar year-end, with the final payment representing the results for the last six months to June 30, 2016 being paid prior to July 30, 2016. During the year ended September 30, 2014, the Parent paid $1,508,853 related to this agreement.

Note 9 – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule). The Rule requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2014, the Company's net capital was $5,000,000, which was $4,000,000 in excess of its minimum requirement of $1,000,000. Its ratio of aggregate indebtedness to net capital was 2.49 to 1.

Note 10 – Share-Based Compensation

The Parent sponsors a share-based stock option plan (the Plan) available for its directors, officers, employees and consultants. The Plan permits the issuance of stock options of INTL FCStone Inc. common stock to key employees of the Company. Awards that expire or are canceled generally become available for issuance again under the Plan. INTL FCStone Inc. settles stock option exercises with newly issued shares of common stock.

There were 21,500 stock options awarded to Company personnel during the year ended September 30, 2014. The strike price was set at the market value on the January 16, 2014 date of grant at $19.24, with the value calculated using the Black-Scholes option pricing model of $4.48 per share based on assumptions including a risk-free rate of 0.8%, no dividends, volatility of 33.52% and an expected life of 2.88 years.

Note 11 – Retirement Plans

The Company offers its U.S. employees the ability to participate in the INTL FCStone 401(k) Plan (401(k) Plan), a defined contribution plan providing retirement benefits to all employees who have reached 21 years of age and have completed four months of service. Employees may contribute from 1% to 80% of their annual compensation to the 401(k) Plan but are limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes matching contributions to the 401(k) Plan in an amount equal to 62.5% of each participant's eligible elective deferral contribution to the 401(k) Plan up to 8% of eligible compensation. Matching contributions vest based on the following years of service:

Less than two - 0%,

Two to three - 20%,

Three to four - 40%,

Four to five - 60%,

Greater than five - 100%.

U.K. based employees of INTL FCStone are eligible to participate in a defined contribution pension plan. The Company contributes double the employee's contribution up to 10% of total base salary for this plan. For this plan, employees are 100% vested in both the employee and employer contributions at all times.

Note 12 – Concentrations

For the year ended September 30, 2014, fourteen customers made up approximately 75.6% of the Company's customer trading volume with the highest being 14.1%. Trading volume is not directly indicative of trading profitability.

Note 13 – Acquisitions

Tradewire

On December 12, 2012, the Company acquired the institutional accounts of Tradewire Securities, LLC, a Miami-based securities broker-dealer servicing customers throughout Latin America and a wholly-owned subsidiary of Tradewire Group Ltd. Tradewire Securities, LLC provided global brokerage services to institutions and individual investors directly and through a global network of partners. Additionally, as part of the transaction, the Company hired more than 20 professional staff from Tradewire Securities, LLC's securities broker-dealer business based in Miami, Florida.

The consideration to be paid for the acquisition of institutional accounts from Tradewire Securities, LLC consists of three annual contingent payments and a final contingent payment covering the last six months, for a total of forty-two months. The Company estimated the values of the net assets acquired with assistance from a third-party valuation firm, and allocated the purchase costs among identified intangible assets with determinable useful lives and goodwill. The Company recorded goodwill and other intangible assets of $5,600,000 relating to the value of the contingent consideration estimated to be paid by the Parent, which assumed the liability in connection with this transaction. See Note 8 for details on the contingent consideration payable related to this transaction. Intangible assets related to this transaction include $2,810,000 of goodwill, which has an indefinite life, and $2,790,000 of identified intangible assets with a 10-year estimated life.

First American Capital and Trading

On May 3, 2013, the Company reached an agreement in which First American Capital and Trading Corp. ("FACT"), agreed to transfer its customer accounts to the Company. On November 13, 2013, regulatory approval was received from FINRA and FACT successfully transferred their customer accounts to the Company. FACT provides correspondent clearing services to institutional customers directly and through a global network of partners. FACT services a wide range of institutional customers, including broker-dealers, investment advisors, and fund managers. The Company did not record goodwill or other intangible assets as no contingent consideration is expected to be paid under this agreement.

Note 14 – Subsequent Events

Management has evaluated and disclosed events and transactions for potential recognition or disclosure herein through November 26, 2014, which is the date the statement of financial condition was issued, and has determined that no additional disclosures or adjustments are required.